

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-mail
Ms. Angela M. Aman
Chief Financial Officer
Retail Properties of America, Inc.
2021 Spring Road
Suite 200
Oak Brook, IL 60523

> Re: **Retail Properties of America, Inc.**
> **Form 10-K for year ended December 31, 2012**
> **Filed on February 20, 2013**
> **File No. 001-35481**

Dear Ms. Aman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

Capital Expenditures and Development Activity, page 43

1.   Please tell us if you capitalized personnel costs to your Investment Properties or deferred leasing fees. In future filings, to the extent material, please separately quantify and disclose personnel costs capitalized to Investment Properties and deferred leasing fees for all periods presented and discuss fluctuations in capitalized personnel costs for all periods

presented within your MD&A.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 61

(1) Organization and Basis of Presentation, page 61

2.   As of December 1, 2010, you have determined that you are no longer the primary beneficiary of the Captive. Please tell us the nature of the changes that impacted this determination. Within your response, please reference the authoritative accounting literature.

(13) Investment in Unconsolidated Joint Ventures, page 80

3.   Please provide your Rule 3-09 significance tests for the Captive.

4.   You disclose that you are the managing member of MS Inland and that you are the general partner of RioCan. Please tell us how you determined that you do not control these investments. Within your response, please reference the authoritative accounting literature management relied upon.

Form 10-Q for the quarterly period ended March 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 29

5.   We note that you paid distributions in excess of cash flow from operating activities during the three months ended March 31, 2013. In future filings, please discuss the source(s) of these distributions within the Liquidity and Capital Resources section of your Management's Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide us with an example of your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief